Exhibit (b)(4)(b)(l)

AMENDMENT OF CONTRACT TO QUALIFY AS ANNUITY

As of the Issue Date, this Amendment is made a part of this annuity contract issued by The Northwestern Mutual Life Insurance Company. Notwithstanding any other specific provisions in this contract to the contrary and subject to the tax qualification provisions herein, this contract is amended to restrict the exercise of the rights of the Owner or Annuitant and any beneficiary as follows:

1.	Required Distributions.

a.	If any Owner dies on or after the annuity starting date and before the entire interest in this contract has been distributed, the remaining portion of such interest shall be distributed at least as rapidly as under the method of distribution being used as of the date of the Owner’s death.

b.	If any Owner dies before the annuity starting date, the entire interest in this contract shall be distributed within five years after the Owner’s death.

c.	For purposes of paragraphs a and b, if any portion of the Owner’s interest in this contract is payable to or for the benefit of a designated beneficiary and such designated beneficiary timely elects to have such portion distributed over a period not exceeding the life or life expectancy of such designated beneficiary in distributions that begin within one year of the Owner’s death, such portion shall be treated as distributed entirely on the date such distributions begin.

d.	For purposes of paragraphs a and b, if any portion of the Owner’s interest in the contract is payable to or for the benefit of a designated beneficiary who is the Owner’s surviving spouse , such spouse shall be treated as the Owner and, absent a contrary designation by such spouse, as a contingent annuitant with respect to such portion.

e.	For purposes of paragraphs a. and b., if the Owner is not an individual, the primary annuitant under the contract shall be treated as the Owner, any change in the primary annuitant shall be treated as the death of the Owner and any designation of a beneficiary by the Owner shall be deemed to be a designation of the same beneficiary by the primary annuitant. The primary annuitant is the individual, the events in the life of whom are of primary importance in affecting the timing or amount of the payout under the contract.

f.	For purposes of this section, a “designated beneficiary” is any individual designated by the Owner as a beneficiary, including a co-owner or successor owner who succeeds to any portion of a deceased owner’s interest upon death.

g.	For purposes of this section, “annuity starting date” is the first day of the first period for which periodic annuity payments are made under the contract.

2.	Tax Qualification.

This contract is intended to qualify as an annuity contract for federal income tax purposes. To that end, the provisions of this contract, including any amendment, endorsement or rider, are to be interpreted to ensure or maintain any such tax qualification, despite any other provision to the contrary (including the provisions of any amendment, endorsement or rider that do not expressly override these tax qualification provisions). The Company reserves the right to amend this contract at any time to reflect any clarification that may be needed or may be appropriate to maintain any such tax qualification or to conform the contract to any applicable changes in the tax qualification requirements.

Secretary THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

RRV.313 (032000)